Exhibit 99.1

Definitive Agreement Reached for WestRock to Acquire Multi Packaging

Solutions for $18.00 per share

•	Transaction enhances WestRock’s position as a leading provider of differentiated paper and packaging solutions

•	Expected to be immediately accretive and to offer significant synergy potential

NORCROSS, Ga. and NEW YORK, NY, – January 24, 2017 – WestRock Company (NYSE:WRK) and Multi Packaging Solutions International Limited (NYSE:MPSX) (“MPS”) announced today that a definitive agreement has been reached for WestRock to acquire all of the outstanding shares of MPS for $18.00 per share in cash and the assumption of an estimated $873 million in net debt, for a total enterprise value of $2.28 billion. This enterprise value represents a trailing twelve-month adjusted EBITDA multiple as of September 30, 2016, of 9.6 times, and 7.1 times including anticipated synergy and performance improvements. The acquisition is expected to be immediately accretive to WestRock’s financial results, both on an earnings per share basis and cash flow basis, inclusive of purchase accounting adjustments.

Founded in 2005, and headquartered in New York, NY, MPS is a recognized leading global provider of print-based specialty packaging solutions. MPS’ differentiated product offering includes premium folding cartons, inserts, labels, and rigid packaging, and it serves a diverse, blue chip customer base, primarily in the growing consumer and healthcare sectors. The company serves its customers on a global basis through 59 locations across North America, Europe and Asia. On a trailing twelve-month basis as of September 30, 2016, MPS generated revenue of $1.6 billion and Adjusted EBITDA of $237 million.

The transaction will be financed through a combination of cash on hand and existing credit facilities. WestRock expects to refinance existing MPS debt assumed as part of the transaction upon closing.

“The acquisition of MPS is an important step forward that advances our strategy and will create significant value for our customers, employees and shareholders,” said Steve Voorhees, chief executive officer of WestRock. “Through this transaction, we will add a leader in the value-added packaging sector that strengthens our differentiated portfolio of paper and packaging solutions. Led by their talented management team, MPS shares our commitment to provide our customers with differentiated packaging solutions that help them win in the marketplace.

“The combination of WestRock and MPS creates opportunities to drive margin expansion and enhanced financial returns through a combination of increased integration and identified synergies,” Voorhees added. “Overall, this is a highly strategic transaction consistent with our balanced capital allocation strategy that we expect will generate compelling growth and returns. We have the right team in place with deep integration experience to fully realize this opportunity.”

“The MPS family is excited to join WestRock and take this logical next step in the progression of our company,” said Marc Shore, chief executive officer and founder of MPS. “Becoming part of WestRock greatly enhances the portfolio of products we can offer our customers and provides additional scale, resources and capabilities.”

Marc Shore and Dennis Kaltman, president, MPS, will join WestRock as part of the transaction.

Strategic Benefits

The transaction builds on WestRock’s industry-leading consumer packaging platform and accelerates its strategy to be the premier partner and unrivaled provider of winning solutions to its customers:

•	Broadened product capabilities and expanded presence in targeted end markets. MPS brings strong complementary print, graphics and design capabilities that will enhance WestRock’s presence in the growing healthcare and consumer markets that includes spirits, confectionary, beauty and cosmetics. These markets collectively represented 90% of MPS revenue in fiscal 2016. The acquisition will also further broaden WestRock’s differentiated product portfolio, and significantly strengthens WestRock’s presence in attractive markets that will allow its brands to differentiate themselves with new applications and new technologies.

•	Significant opportunities for operational synergies and margin expansion. MPS is one of the largest non-integrated consumers of bleached paperboard in the world, using approximately 225,000 tons of paperboard each year in its production facilities. The acquisition will create opportunities to integrate between 35% and 45% of this consumption. In total, these opportunities are expected to generate $85 million in run-rate synergies by the end of fiscal 2019.

The transaction is subject to a vote by MPS’ shareholders and is expected to close in WestRock’s third quarter fiscal 2017, subject to the receipt of applicable regulatory approvals and other customary closing conditions. The two largest shareholders of MPS, representing approximately 57% of the shares outstanding, have agreed to vote all of their shares in favor of the transaction.

PJT Partners served as financial adviser to WestRock in the transaction and provided its board of directors a fairness opinion. Lazard advised the WestRock on certain matters related to the transaction. BofA Merrill Lynch acted as MPS’ exclusive financial advisor in connection with this transaction.

Conference Call

WestRock will host a conference call on January 24, 2017 at 8:30 a.m., Eastern Time, to discuss the transaction. The conference call, which will be webcast live, an accompanying slide presentation, and this press release can be accessed at ir.westrock.com and ir.multipkg.com.

Investors who wish to participate in the webcast via teleconference should dial (877) 201-0168 (inside the U.S.) or (647) 788-4901 (outside the U.S.) at least 15 minutes prior to the start of the call and enter the passcode 56989237. Replays of the call can be accessed at ir.westrock.com

Cautionary Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our current expectations, beliefs, plans or forecasts and are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. WestRock and MPS caution readers that a forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include statements such as that (i) the acquisition is expected to be immediately accretive to WestRock’s financial results, both on an earnings per share basis and cash flow basis, inclusive of purchase accounting adjustments and to offer significant synergy potential; (ii) the acquisition will be financed through a combination of cash on hand and existing credit facilities and WestRock expects to refinance existing MPS debt assumed as part of the transaction upon closing; (iii) the acquisition is an important step forward that advances WestRock’s strategy and will create significant value for its customers, employees and shareholders; (iv) the acquisition creates opportunities to drive margin expansion and enhanced financial returns through a combination of increased vertical integration and identified synergies; the acquisition is expected to generate compelling growth and returns; (v) MPS’ print, graphics and design capabilities will enhance WestRock’s presence in the growing healthcare and consumer markets; (vi) the acquisition will further broaden WestRock’s differentiated product portfolio, and significantly strengthen WestRock’s presence in attractive markets that will allow its brands to differentiate with new applications and new technologies; (vii) the acquisition will create the opportunity to integrate between 35% and 45% of this consumption; (viii) there are substantial productivity improvement and cost synergy opportunities in areas such as production footprint rationalization, procurement and SG&A, and in total, these integration and cost reduction opportunities are expected to generate $85 million in run-rate synergies by the end of fiscal 2019; (x) the transaction is expected to close in WestRock’s third quarter of fiscal 2017. With respect to these statements, assumptions have been made regarding, among other things, the results and impacts of the acquisition of MPS; whether and when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expires or terminates; whether and when antitrust approvals in the European Union, China, Canada and Mexico are obtained; whether and when the other conditions to the completion of the MPS acquisition, including the receipt of MPS shareholder approval, will be satisfied; economic, competitive and market conditions generally; volumes and price levels of purchases by customers; competitive conditions in WestRock’s and MPS’ businesses and possible adverse actions of their customers, competitors and suppliers. Further, WestRock’s and MPS’ businesses are subject to a number of general risks that would affect any such forward-looking statements. Such risks and other factors that may impact management’s assumptions are more particularly described in WestRock’s and MPS’ filings with the Securities and Exchange Commission (“SEC”). The information contained herein speaks as of the date hereof and neither WestRock nor MPS has or undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger of MPS with WRK Merger Sub Limited, an indirect wholly-owned subsidiary of WestRock. In connection with the proposed merger, MPS intends to file relevant materials with the SEC, including a preliminary proxy statement on Schedule 14A. Following the filing of a definitive proxy statement with the SEC, MPS will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the special meeting relating to the proposed merger. INVESTORS AND SECURITY HOLDERS OF MPS ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED MERGER THAT MPS WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MPS AND THE PROPOSED MERGER. The preliminary proxy statement, the definitive proxy statement and other relevant materials in connection with the proposed merger (when they become available), and any other documents filed by MPS with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC or by sending a request to MPS’ Secretary at Multi Packaging Solutions International Limited, 150 East 52nd St., 28th floor, New York, New York 10022.

Participants in Solicitation

WestRock and its directors and executive officers, and MPS and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from MPS’ shareholders with respect to the proposed transaction. Information about the directors and executive officers of WestRock is set forth in the proxy statement for WestRock’s 2017 Annual Meeting of stockholders, which was filed with the SEC on December 16, 2016. Information about MPS’ directors and executive officers and their ownership of MPS’ common stock is set forth in MPS’ Annual Report on Form 10-K for the fiscal year ended June 30, 2016, which was filed with the SEC on August 23, 2016 and MPS’ proxy statement for its 2016 Annual General Meeting of Members, which was filed with the SEC on October 6, 2016. Information regarding the identity of the potential participants, and their direct or indirect interests in the merger, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.

About WestRock

WestRock (NYSE:WRK) partners with our customers to provide differentiated paper and packaging solutions that help them win in the marketplace. WestRock’s 39,000 team members support customers around the world from more than 250 operating and business locations spanning North America, South America, Europe and Asia. Learn more at www.WestRock.com.

About Multi Packaging Solutions

MPS (NYSE:MPSX) is a leading global provider of value-added packaging solutions to a diverse customer base across the healthcare, consumer and multi-media markets. MPS provides its customers with an extensive array of print-based specialty packaging solutions, including premium folding cartons, inserts, labels and rigid packaging across a variety of substrates and finishes. MPS has 59 manufacturing locations across North America, Europe and Asia and employs approximately 8,800 people.

CONTACTS:

WestRock

Investors:

Matt Tractenberg, 470-328-6327

Vice President, Head of Investor Relations

matt.tractenberg@westrock.com

John Stakel, 678-291-7901

Senior Vice President - Treasurer

john.stakel@westrock.com

Media:

Chris Augustine, 470-328-6305

Director, Corporate Communications

mediainquiries@westrock.com

Multi Packaging Solutions

Investors:

Richard Zubek, +1-646-885-0165

ir@multipkg.com

Media: Europe & Asia

Bob Houghton, +44 1635 290521

Marketing Communications

Bob.Houghton@multipkg.com

Media: North America

Cal Branagan, +1-646-834-1527

Marketing Communications

Calgary.Branagan@multipkg.com